Exhibit 99.127

__________ 1 Hershey Dr. Smiths Falls, ON K7A 0A8 (855) 558 9333 x 122 invest@canopygrowth.com www.canopygrowth.com __________

CANOPY GROWTH ANNOUNCES APPLICATION TO LIST ON THE NYSE

MAY 14, 2018

SMITHS FALLS, ON – Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED) announced today it has applied to list its common shares on the New York Stock Exchange (the “NYSE”).

The Company currently anticipates that, subject to the receipt of all required approvals, its common shares will begin trading on the NYSE before the end of May 2018. In advance of listing on the NYSE, Canopy Growth will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission. The listing of the Company’s common shares on the NYSE remains subject to the approval of the NYSE and the satisfaction of all applicable listing and regulatory requirements.

Canopy Growth’s common shares will trade on the NYSE under the ticker symbol “CGC” and will continue to trade on the TSX under the ticker symbol “WEED”. A trading date will be made public once all regulatory formalities are satisfied.

In announcing the application to list on a U.S. stock exchange, Canopy Growth’s Chairman & CEO, Bruce Linton, commented: “Since becoming the first regulated cannabis producer to list their shares in North America in 2014 our team has focused on building credibility through consistent execution. Once finalized, listing our shares on the NYSE will represent a continuation of our upward trajectory as we build the global cannabis industry.”

Here’s to Future Growth.

Contact:

Jordan Sinclair

Vice President, Communications & Media

Jordan@canopygrowth.com

+1-613-769-4196

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

+1-855-558-9333 ex 122

Director

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy
Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few.
Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public understanding of cannabis, and through its partly owned subsidiary, Canopy
Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development.
Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at
Canopy Growth. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”,
“anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Examples of such statements include statements with respect to the timing, receipt of regulatory approval for, and listing of the Company’s common shares on a U.S. stock exchange, the filing of a Form 40-F Registration Statement as well as statements relating to future trading liquidity and our future shareholder base. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with the receipt of all regulatory approvals for listing of the Company’s common shares on a U.S. stock exchange; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.